UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 5)*

Marshall Edwards, Inc.

(Name of Issuer)

Common Stock, par value $0.00000002 per share

(Title of Class of Securities)

572322402

(CUSIP Number)

Mark Hinze Chief Financial Officer Novogen Limited 140 Wicks Road North Ryde, New South Wales 2113 Australia Tel: 61-2-9878-0088

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 572322402	13D	PAGE 2 OF 6 PAGES

(1)	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novogen Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ☐ ITEM 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Novogen Limited is organized under the laws of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,084,454(1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 20,084,454(1)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,084,454(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.8%(2)
(14)	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 13,010,286 shares of common stock, par value $0.00000002 per share (the “Common Stock”); (ii) 4,827,000 shares of Common Stock issuable upon conversion of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”) held by Novogen Limited (“Novogen”); and (iii) 2,247,168 shares of Common Stock issuable upon exercise of Warrants (as defined in the response to Item 4. herein) held by Novogen. Please see the response to Item 5. of this report for a description of certain circumstances under which the Series A Convertible Preferred Stock may be converted into 9,654 shares of Common Stock per share of Series A Convertible Preferred Stock for an aggregate of 9,654,000 shares of Common Stock.
(2)	Calculated based on 25,325,946 shares of Common Stock outstanding, which includes (i) 20,498,946 outstanding shares of Common Stock outstanding as of May 15, 2012 (as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 15, 2012); (ii) 4,827,000 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock held by Novogen; and (iii) 2,247,168 shares of Common Stock issuable upon exercise of Warrants held by Novogen.

CUSIP NO. 572322402	13D	PAGE 3 OF 6 PAGES

This Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D, originally filed on August 7, 2008 (as amended by Amendments No. 1, 2, 3 and 4 thereto, the “Statement”) amends Items 1, 3, 4 and 5 of the Statement. Capitalized terms used but not defined in this Amendment No. 5 shall have the respective meanings ascribed to them in the Statement.

Item 1.	SECURITY AND ISSUER.

This Amendment No. 5 relates to the common stock, par value $0.00000002 per share, of Marshall Edwards, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware. The principal executive office of the Company is located at 11975 El Camino Real, Suite 101, San Diego, California, 92130.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented as follows:

The information reported under Item 4 below is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

The Company conducted a rights offering pursuant to which it distributed to its shareholders and holders of its Series A warrants, on a pro rata basis, subscription rights for the purchase of units. Each unit consisted of 0.50 shares of the Company’s Common Stock and warrants (the “Warrants”) to purchase an additional 0.25 shares of Common Stock at an exercise price of $1.19 per share. The subscription price for each unit was $0.445 (or $0.89 for two units, representing one whole share of Common Stock). Novogen exercised its subscription rights for an aggregate of 8,988,675 units. Accordingly, upon the closing of the rights offering, Novogen acquired 4,494,377 shares of Common Stock and Warrants to purchase an additional 2,247,168 shares of Common Stock, representing an increase in Novogen’s beneficial ownership of a total of 6,741,545 shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 as set forth in the Statement is amended and restated in its entirety as follows:

The following information is provided as of May 15, 2012:

(a) Number of shares and percent of Common Stock beneficially owned as of May 15, 2012 by Novogen and each of the other persons listed on Schedule A hereto. Except as indicated below, the following information is based on 20,498,946 shares of Common Stock outstanding as of May 15, 2012:

Name	Number of Shares of Common Stock:	Percent of Common Stock:
Novogen	20,084,454*	72.8%*
Josiah T. Austin	562,308**	2.7%**
William D. Rueckert	4,209	Less than 1%
Peter D.A. Scutt	0	0
Ross C. Youngman	0	0
Peter R. White	0	0
Mark Hinze	0	0
Ron Erratt	0	0

CUSIP NO. 572322402	13D	PAGE 4 OF 6 PAGES

*	Includes (i) 13,010,286 shares of Common Stock outstanding on the date of this report, (ii) 4,827,000 shares of Common Stock issuable upon conversion of all of the 1,000 shares of Series A Convertible Preferred Stock held by Novogen as of the date of this report; and (iii) 2,247,168 shares of Common Stock issuable upon exercise of Warrants held by Novogen. Each share of Series A Convertible Preferred Stock is convertible at any time and from time to time and without the payment of additional consideration by the holder thereof into 4,827 shares of Common Stock, for an aggregate amount of 4,827,000 shares. In addition, if a Phase II clinical trial involving any of the isoflavone technology acquired by the Company pursuant to that certain Asset Purchase Agreement, dated as of December 21, 2010, between the Company, Novogen and Novogen Research Pty Limited, has achieved a statistically significant result (p=0.05 or less) or a first patient is enrolled in a Phase III clinical trial involving such technology, whichever is earlier, each share of the Series A Convertible Preferred Stock not already converted may thereafter be converted into 9,654 shares of Common Stock.
**	Includes 33,708 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Mr. Austin.

(b) Novogen has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 13,010,286 of the shares reported above in this Item 5. Upon conversion of the Series A Convertible Preferred Stock, Novogen will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock issued upon such conversion, subject to certain limitations on the transfer or other disposition of such shares of Common Stock as previously described in response to Item 4. of Amendment No. 2 to the Statement. Upon exercise of the Warrants, Novogen will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock issued upon such exercise.

(c) Other than the acquisition of the shares of Common Stock and Warrants as reported in Item 4. of this Amendment No. 5, Novogen has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Novogen.

(e) Not applicable.

[The remainder of this page is intentionally left blank.]

CUSIP NO. 572322402	13D	PAGE 5 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2012

NOVOGEN LIMITED

By:	/s/ William D. Rueckert
Name: William D. Rueckert
Title: Chairman

CUSIP NO. 572322402	13D	PAGE 6 OF 6 PAGES

SCHEDULE A

Directors

Name	Position	Principal Occupation	Business Address	Citizenship
William D. Rueckert	Non-Executive Chairman of the Board of Directors	Managing Member, Oyster Management Group, LLC	140 Wicks Road North Ryde, NSW 2113 Australia	United States
Josiah T. Austin	Non-Executive Director	Managing Member, El Coronado Holdings, LLC	140 Wicks Road North Ryde, NSW 2113 Australia	United States
Peter D.A. Scutt	Non-Executive Director	Business Consultant	140 Wicks Road North Ryde, NSW 2113 Australia	Australia
Ross C. Youngman	Non-Executive Director	Chief Executive Officer, Five Oceans Asset Management	140 Wicks Road North Ryde, NSW 2113 Australia	Australia
Peter R. White	Non-Executive Director	Banking Executive	140 Wicks Road North Ryde, NSW 2113 Australia	United States

Executive Officers

Name	Position	Business Address	Citizenship
Mark Hinze	Chief Financial Officer	140 Wicks Road North Ryde, NSW 2113 Australia	Australia
Ron Erratt	Company Secretary	140 Wicks Road North Ryde, NSW 2113 Australia	Australia